Exhibit 99.1

Ebang International Holdings Inc. to Acquire a Licensed New Zealand-Based Financial Company for Digital Asset Financial Service Platform Establishment

Hangzhou, China, October 14, 2020 – Ebang International Holdings Inc. (Nasdaq: EBON, the “Company,” “we” or “our”), a leading Bitcoin mining machine producer in the global market in terms of computing power sold in 2019*, today announced that it has entered into an Expression of Interest Tender Letter (the “Tender Letter”) to acquire the 100% shares in a licensed New Zealand-based financial company that offers wholesale and generic financial, broker and wealth management services to establish a local digital asset financial service platform.

Mr. Dong Hu, Chairman and CEO of the Company, commented, “We remain steadfast in executing our strategies to launch comprehensive blockchain-enabled financial business to capture the growth opportunity along the value chain of the blockchain industry. Leveraging our longstanding expertise in the blockchain technology and our recent expansions to Singapore, Canada and New Zealand, we have taken a giant stride toward our goal to build a fully-licensed, Internet-based trading platform that provides professional, convenient and innovative trading services.”

The consummation of the transaction contemplated under the Tender Letter is subject to, among other matters, the negotiation of a definitive agreement among the relevant parties, the satisfaction of the closing conditions provided thereunder, and the requisite corporate or other approvals from the relevant parties. There is no assurance that a definitive agreement will be entered into or that the proposed transaction will be consummated in time, or at all. Shareholders are cautioned not to place undue reliance on this press release.

About Ebang International Holdings Inc.

Ebang International Holdings Inc. is a leading Bitcoin mining machine producer in the global market in terms of computing power sold in 2019*, with strong application-specific integrated circuit (ASIC) chip design capability underpinned by nearly a decade of industry experience and expertise in the telecommunications business. With its international footprints and licensed entities in various jurisdictions, the Company is poised to launch a fully-licensed, Internet-based trading platform that provides professional, convenient and innovative trading services to all. For more information, please visit https://ir.ebang.com.cn/.

*According to an industry report prepared by Frost & Sullivan in 2019

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s development plans and business outlook, which can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “potential,” “future,” “intends,” “plans,” “believes,” “estimates,” “continue,” “likely to” and other similar expressions. Such statements are not historical facts, and are based upon the Company’s current beliefs, plans and expectations, and the current market and operating conditions. Forward-looking statements involve inherent known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance and achievements to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements as a result of new information, future events or otherwise, except as required under applicable law.

Investor Relations Contact

For investor and media inquiries, please contact:

Ebang International Holdings Inc.

Email: ir@ebang.com.cn

Ascent Investor Relations LLC

Ms. Tina Xiao

Tel: (917) 609-0333

Email: tina.xiao@ascent-ir.com